March 10, 2010

David J. Paterson, President
Abitibibowater Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec, Canada H3B 5H2

RE: **Abitibibowater Inc.**
     Form 10-K FYE 12/31/08
     Filed April 30, 2009;
     Form 8-K
     Filed December 18, 2009
     File No. 1-33776

Dear Mr. Paterson:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director